

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2011

Via E-mail
Mr. Wayne Harding, Chief Financial Officer
Two Rivers Water Company
2000 South Colorado Boulevard
Annex Suite 420
Denver, Colorado 80222

> **Re: Two Rivers Water Company**
> **Registration Statement on Form S-1**
> **Filed September 21, 2011**
> **File No. 333-176932**

Dear Mr. Harding:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please revise to clarify the securities being offered pursuant to the registration statement. In this regard we note that the fee table and prospectus cover page indicate that you are registering warrants and common stock issuable upon exercise of the warrants, but on page 39 you refer to filing a registration statement for the common shares underlying the warrants in the future and on page 42 do not address common stock in your tabular disclosure

Our Business, page 19

2. Please revise this section and throughout your prospectus, as appropriate, to clarify how you generate revenues and incur expenses. For example, we note that you disclose farm, water and member assessment revenues on page F-4, but on page F-34 only disclose revenue from member assessments. We also note references elsewhere in the registration statement, periodic reports and on your website to irrigation, acquiring water rights and other services.

3. In this regard, we note the "Investor Presentation" available on the homepage of your website. When revising your disclosure in response to our comment above, please ensure consistency with the disclosure in this presentation.

4. Please advise us the extent to which you have used or expect to use the "Investor Presentation" in connection with the offering contemplated by the registration statement.

Our Plan of Distribution, page 40

5. Prior to requesting acceleration of effectiveness of the registration statement, please ensure that we receive a letter or a phone call from FINRA stating that you have received clearance from FINRA regarding the Selling Dealer Agreement referred to in this section.

6. Please confirm that you will amend the registration statement to identify the broker-dealers utilized in this offering. Also, provide clear disclosure throughout the prospectus that these broker-dealers are underwriters.

Recent Sales of Unregistered Securities, page II-1

7. Please provide all of the disclosure required by Item 701 of Regulation S-K with respect to the issuance of warrants and options described in the penultimate paragraph of page II-2, including facts showing the applicability of the exemption relied upon.

Signatures, page II-5

8. In the amended registration statement please indicate who is signing in the capacity of controller or principal accounting officer. See Instruction 1 to the Signatures to Form S-1.

Exhibits

9. Please file the exhibits required by Item 601(b)(101) of Regulation S-K.

10. Please re-file Exhibits 3.2 and 10.5 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shaz Niazi at (202) 551-3121 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director